Ecopetrol calls holders of its domestic public debt for an ordinary meeting of bondholders

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, in light of the statutory reform approved by its Shareholders’ during their ordinary meeting held on March 22, 2024, its local bondholders are summoned to consider said reform, in compliance with Colombian regulations applicable to securities issuers, particularly Article 6.4.1.1.42 of Decree 2555 of 2010.

For this purpose, Itaú Fiduciaria Colombia S.A. and Alianza Valores Fiduciaria S.A., entities acting as representatives of the holders of the local bonds issued by Ecopetrol, at the Company’s request and in accordance with Article 6.4.1.1.18 of Decree 2555 of 2010, have notified bondholders of the date for the General Meeting of Holders for bonds issued in 2010 and 2013, through an announcement published in La República newspaper, as follows:

For bonds issued in 2013, Itaú Fiduciaria Colombia S.A. called bondholders to a meeting on May 20, 2024 at 08:00 a.m., to be attended either in person at Bogotá D.C. Carrera 13 No. 36-24, 2nd floor, in accordance with Article 19 of Law 222 of 1995 and Decree 398 of 2020, or virtually via the virtual tool of the Centralized Securities Depository of Colombia – Deceval S.A., accessible through the following link: https://asambleabonosecopetrol2013.azurewebsites.net/. Bonds issued in 2013, denominated in pesos with variable IPC interest rate, have the following characteristics:

Issuance	Date of placement	Expiration Date	Term (Years)	Cupon	Amount Outstanding (COP millions)
COC04CBVP007	27/aug/2013	27/aug/2028	15 years	IPC + 4.90%	$347,500
COC04CBVP007	27/aug/2013	27/aug/2043	30 years	IPC + 5.15%	$262,950

The agenda for the meeting will be as follows:

1.	Verification of quorum.
2.	Reading and approval of the agenda.
3.	Appointment of the individuals who will act as chairman and secretary of the meeting.
4.	Election of the committee for the approval and signing of the minutes of the meeting.
5.	Presentation of the report prepared by Ecopetrol S.A. as issuer, regarding the amendment of its corporate purpose.
6.	Reading of the opinion from the credit rating agency Fitch Ratings Colombia S.A.
7.	Presentation of the report prepared by Itaú Fiduciaria as the legal representative of the Ecopetrol bondholders.

For the bonds issued in 2010, Alianza Valores Fiduciaria S.A. called bondholders to a meeting on May 20, 2024 at 10:00 a.m., to be attended either in person at Bogotá D.C., Carrera 13 No. 36-24 2nd floor, in accordance with the provisions of Article 19 of Law 222 of 1995 and Decree 398 of 2020, or virtually via the virtual tool of the Centralized Securities Deposit of Colombia - Deceval S.A. with the following access link: https://asambleabonosecopetrol2010.azurewebsites.net/. Bonds issued in 2010, Series A, denominated in pesos with variable rate IPC, have the following characteristics:

Issuance	Date of placement	Expiration Date	Term (Years)	Cupon	Amount Outstanding (COP millions)
COC04CBVP023	01/dec/2010	01/dec/2040	30 years	IPC + 4.90%	$284,300

The Agenda for the meeting shall be as follows:

1.	Verification of quorum.
2.	Reading and approval of the agenda.
3.	Delegation of legal representation from bondholders to the individuals who will act as chairman and secretary of the meeting in accordance with section 4.3.3. of Chapter I, Title I, Part III of the Basic Legal Circular.
4.	Presentation of the report prepared by Ecopetrol on the Statutory Reform, approved by Shareholders during their ordinary meeting held on March 22, 2024.
5.	Presentation of the report prepared by Alianza Fiduciaria S.A. in its capacity as Legal Representative of Holders of Internal Public Debt Bonds issued in 2010.
6.	Reading of the opinion issued by the risk rating agency Fitch Ratings.
7.	Voting and decision of the bondholders on the Statutory Reform.
8.	Appointment of the committee to approve the minutes of the meeting.

For more information on the general conditions to attend the bondholders' meetings, please visit the following link:

https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/asamblea-de-tenedores-de-bonos

Bogota D.C., May 9, 2024

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co